Exhibit 99.1

HUT 8 MINING ANNOUNCES approval to list shares on NASDAQ

TORONTO, CANADA June 9, 2021 – Hut 8 Mining Corp. (TSX: HUT) ("Hut 8" or the "Company") today announced that the Company's common shares have been approved for listing on The Nasdaq Global Select Market (“Nasdaq”) under the ticker symbol “HUT”. The Company will retain its listing on the Toronto Stock Exchange (the "TSX") under the symbol “HUT".

About Hut 8 Mining Corp.

Hut 8 is one of North America’s oldest, largest and innovation-focused digital asset miners. Hut 8 has one of the highest installed capacity rates in the industry and is #1 globally in held, self-mined Bitcoin of any crypto miner or publicly traded company. Recently ranked 11th (of 10,000) on the 2021 OTCQX® Best 50, and the first publicly traded miner on the TSX, the Hut 8 leadership team is continually looking for ways to accelerate innovation in high performance computing, and the blockchain ecosystem. We are stewards of powerful, industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing. – Hut 8 applies a growth mindset to our revenue diversification, ESG and carbon footprint reduction strategy. We are a company committed to growing shareholder value regardless of #BTC market direction. #HodltheHut.

Cautionary Statement Regarding Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to listing and trading on the Nasdaq.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

For further information: Media Contact: Hut 8, Dea Masotti Payne, T. 204-583-1695, E. dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

www.hut8mining.com